PETROTEQ CANCELS STOCK OPTIONS

Sherman Oaks, California - July 27, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, announces that it and the optionees of all of the issued and outstanding stock options of the Company have agreed to cancel an aggregate of 4,250,000 stock options, all of which had exercise prices between C$1.00 and C$2.27. Subject to compliance with the policies of the TSX Venture Exchange, the optionees will be eligible to receive awards under the Company's new 2022 Equity Incentive Plan approved by shareholders on July 21, 2022. Accordingly, the Company now has no outstanding stock options.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION:

Petroteq Energy Inc.
Vladimir Podlipskiy
Interim Chief Executive Officer
Tel: (800) 979-1897